Exhibit 99.15

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Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800

Press release

Yarwun Refinery and expansion meet increasing global alumina demand

18 March 2008

Rio Tinto Alcan is firmly positioned to meet growing global demand for alumina, with its Yarwun alumina refinery achieving record performance in November and December, and with significant progress being made on the refinery expansion project.

Expansion work on the Yarwun alumina refinery, near Gladstone, Queensland is progressing on budget and is on track for its first shipment of alumina in the second half of 2010. The US$1.8 billion project, announced in July 2007, will more than double annual production of the refinery, taking output from 1.4 million tonnes to 3.4 million tonnes by 2011.

The expansion project includes a gas-based 160 MW cogeneration plant which will reduce CO2 emissions per tonne of alumina by 35 per cent relative to coal.

“In the eight months since the expansion project began, engineering is approaching 25 per cent completion with over US$900 million committed by the end of February 2008,” Project Director Keith Nugent said.

“There have been no lost time injuries on the project, with more than 400,000 hours worked (as at 29 February 2008) with a current workforce of just over 300 on site. We expect to commence our first major concrete pour at the end of March 2008”, he said.

On completion, the expanded refinery, at 3.4 million tonnes per year, will produce about four per cent of the total global alumina demand.

Rio Tinto Alcan Chief Operating Officer – Pacific, Bauxite and Alumina, Alistair Field said the refinery was performing strongly, with recent production the best since the refinery began operating.

“Since implementing a number of process enhancements in October 2007 the plant has delivered record operating performance and further improvements have been identified to exceed nameplate capacity in 2008,” Mr Field said.

“Rio Tinto has a defined pathway to become the largest producer of alumna, and we will pursue this, while retaining our focus on excellence in health, safety and environmental performance.”

With increased production at Yarwun, and expansion of the Gove refinery, Rio Tinto Alcan will double its Australian alumina capacity by 2015.

Cont…/

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About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

Forward-Looking Statements

This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto's most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.

Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this announcement with their consent or any person involved in the preparation of this announcement makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this announcement will be achieved.

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For further information, please contact:

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Email: questions@riotinto.com

Website: www.riotinto.com
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